                                                                       Exhibit I

             Corporate Headquarters
             1800 Robert Fulton Drive
             Second Floor                                       Netplex Contact:
             Reston, VA 20191                                       Peter Russo,
             Voice 703.716.4777                          Chief Financial Officer
[NETPLEX    fasimile 703.716.1110                                  703-716-4777
LOGO]        www.netplexgroup.com                        prusso@netplexgroup.com



For Immediate Release

                      Netplex Group Reports Fourth Quarter
                             and Year-End Results

 .  Company's Fourth Quarter Losses Narrow Sharply

RESTON, Va. - March 27, 2001 - The Netplex Group, Inc. (Nasdaq: NTPL) today reported results of its fourth quarter and fiscal year ended December 31, 2000. The Company's consolidated revenue and gross profit margins for the quarter were $4.0 million and 44.0 percent, respectively, compared to $4.5 million and 49 percent for the previous quarter and $4.1 million and 46 percent for the same period of 1999. Corporate expenses were $1.6 million for the quarter, a drop of 19 percent from the previous quarter and 31 percent from the fourth quarter of 1999. The Company's consolidated net loss for the fourth quarter of 2000 was $2.7 million, a reduction of 45 percent compared to the previous quarter's loss of $4.9 million and reduction of 56 percent compared to the fourth quarter of 1999 loss of $6.2 million.

For the year ended December 31, 2000, the Company's consolidated revenue was $16.8 million, which represents a six percent increase from the Company's 1999 consolidated revenue of $15.9 million. The consolidated net loss for 2000 was $15.3 million compared to a net loss of $7.4 million the previous year.

The Company also disclosed its financial expectations for the first quarter of 2001 (ending March 31, 2001). The Company expects consolidated revenues of approximately $4.1 million, compared to $4.0 million in the fourth quarter of 2000 and $3.8 million in the first quarter of 2000. The Company expects its first quarter loss before interest, taxes, depreciation, and amortization (EBITDA) to be approximately $1.4 million, compared to a fourth quarter 2000 EBITDA loss of $2.2 million and an EBITDA loss of $3.3 million in the first quarter of 2000. These results would represent improvements of 36 percent and 58 percent respectively. The net loss for the first quarter is expected to be approximately $1.5 million, compared to a net loss of

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$2.7 million in the fourth quarter of 2000 and a net loss of $3.8 million in the first quarter of 2000. These results would represent improvements of 44 percent and 61 percent respectively.

"Last year was certainly difficult for The Netplex Group, its peers, and businesses throughout the technology sector," said The Netplex Group's President, Chairman, and CEO Gene Zaino. "We recognize and are concerned about the losses our shareholders have experienced, as we have all been affected personally by the economic downturn. However, we believe that the initiatives we have undertaken over the last several months put us in a good position for a return to profitability which we believe is the primary catalyst to increase shareholder value. We have significantly reduced expenses, eliminated excess capacity, and completed a cost-saving consolidation of all corporate functions into our Reston, Va., headquarters. Our managers, who are motivated to focus on profitability, have done an excellent job executing these and other cost-cutting measures, as well as creating innovative operational efficiencies, while minimally impacting our revenue growth and business development."

Segment Results: Netplex Solutions

During the fourth quarter of 2000, the Company re-assessed the strategic positioning of its solutions segment ("Netplex") based on its strongest, most profitable, and most mature industry specializations and solutions capabilities. As a result, Netplex is an industry-focused provider of business systems solutions that leverage the optimal combination of traditional systems and practices with evolving Internet-based technologies.

The Netplex Solutions segment's fourth quarter 2000 revenues were $3.6 million, compared to $4.4 million in the previous quarter and $4.3 million in the fourth quarter of 1999. The segment's operating profit for the quarter was $320,000, compared to $854,000 in the third quarter and $221,000 in the fourth quarter of 1999.

"During recent months, Netplex has won several new client contracts within our Retail and Consumer Products industry specialization," said Netplex Senior Vice President and General Manager Larry Davenport. "Some of the new clients include notable retailers such as Phillips-Van Heusen, The Christmas Tree Shops, Bass Shoes, American Eagle Outfitters, Gart Bros. Sporting Goods, Chanel, and Waterford Wedgewood. We anticipate that many, if not all, of these clients will continue to produce a significant ongoing revenue stream. In addition, revenue from `dot-com' clients continued to represent less than five percent of the segment's total fourth

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quarter business. This has helped shelter us from the large losses many traditional e-solutions companies are now experiencing."

As of December 31, 2000, the Netplex segment consisted of 64 billable professionals and 10 subcontractors. The average billable rate was $155 per hour, the annualized service revenue per billable professional was $190,000, and the utilization rate for the period was 57 percent. Voluntary turnover remained below five percent and the average project size remained greater than $600,000.

As explained previously, results for this segment exclude all revenue and net operating results from the Company's Systems Integration (SI) practice. During the last several months, the Company has achieved significant progress toward SI's profitability and has secured significant contracts with companies such as King Pharmaceuticals, Sunoco, TeleCorp, and Xiotech. "SI's management and staff have done a tremendous job executing their business plan throughout this transition," said Zaino. "We anticipate that SI will generate a positive earnings during the first quarter of 2001."

Segment Results: Contractors Resources, Inc.

The Netplex Group's Contractors Resources, Inc. (CR) subsidiary, which provides business management services to independent professionals under the brand MyBizOffice(TM), recently launched a business-to-business service intended to save administration and employment costs for organizations which use large numbers of independents. The Company designed the new service, named the "Consultant Service Center" (CSC), to streamline clients' consultant supply chain by providing low-cost employment, payrolling, and benefits services. This is intended to enable clients to significantly reduce their consulting budgets without sacrificing the quality of their contingent work force.

"We believe that the Consultant Service Center will provide CR with a marketing channel that supplements the existing MyBizOffice service in two ways," said Zaino. "First, we can market the MyBizOffice service to CSC members with the intention of converting them to MyBizOffice upon completion of their CSC-related contract. Second, we've found that increasing the number of our corporate affiliations often influences prospects to join MyBizOffice because it is easier for them to consult to these organizations."

During the fourth quarter of 2000, the segment's revenues increased while its expenses decreased sharply/1/. The segment's revenues for the fourth quarter were $461,000, a seven percent improvement compared to revenues of $430,000 in the previous quarter and an improvement of 18 percent compared to revenues of $390,000 in the same period of 1999. CR's expenses for the quarter were $918,000, a drop of $625,000, or 54 percent, from the previous quarter and a drop of $70,000 or seven percent from the same quarter of 1999. The segment's operating loss for the quarter was $587,000, a 51 percent improvement compared to a loss of $1.2 million in the previous quarter and a 16 percent improvement compared to a $701,000 loss in the fourth quarter of 1999.

"We have made significant headway in reducing expenses and readying CR for rapid growth and EBITDA profitability within the next year," added Zaino. "We have increased our service capabilities and improved our member satisfaction, all while reducing staff, installing a new management structure, and recently consolidating all CR operations in our Reston, Va., headquarters. We expect that by consolidating offices the Company will reduce its expenses by approximately 20 percent over the next year. In addition, we have completed the automation of all key business functions and have integrated them, where appropriate, into the Internet-based MyBizOffice systems. This enables us to substantially reduce time spent on administrative processes, maximize the number of members our staff can support, and improve responsiveness to members' needs."

As of March 27, 2001, CR had over 16,000 registered users and had opened accounts for approximately 1,100 members. For the fourth quarter of 2000, CR processed over $11.4 million in member transactions. For the new Consultant Service Center offering, four companies have begun using the service, including a pilot program CR has recently established with a prominent financial institution.

Update on Financing Status

During March of 2001, the Company signed a commitment letter to secure a line of credit with a financing company. If completed, the new financing will significantly increase the Company's available borrowing power to 80 percent of Accounts Receivable (up from 40 percent) with a $4 million cap. During the fourth quarter of 2000, the Company also successfully restructured the



----------
/1/ As explained in the Company's announcement of its third quarter 2000 results, dated November 13, 2000, results for this segment reflect new accounting policies whereby only CR's service fees are counted as revenue. Before this regulation was enacted in late 2000, CR was forced to recognize the entirety of its members billings as revenue. This resulted in relatively high revenue results with margins under five percent. Previous period's results have been adjusted for comparison purposes.

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financing deal announced in a Company press release on March 28, 2000, that involved the issuance of Series D Callable Convertible Preferred securities to an investor group. The restructuring resulted in the retirement of the $10 million face amount of the securities, along with the cancellation of all related warrants, in exchange for $500,000 in cash, 5.1 million shares of the Company's common stock, and $3 million in Series E Callable Convertible Preferred securities (which the Company had the right to redeem). The Company elected not to exercise its right to redeem the Series E shares.

About Netplex

The Netplex, a provider of collaborative, industry-specific business solutions, helps clients build business value by continually redefining the most effective balance of traditional and emerging business strategies, technologies, creative customer experiences, and information security practices. By leveraging in-depth industry specializations and an entrepreneurial spirit, Netplex's consultants and certified project managers speed clients toward strengthened customer loyalty, operational enhancements, and sustainable competitive advantage. Netplex is part of The Netplex Group, Inc. (Nasdaq: NTPL).

About Contractors Resources, Inc.

Contractors Resources, Inc. (CR) provides cost- and time-saving business management and administrative services for independent consultants and the organizations that use them. CR's Consultant Service Center, which targets major businesses and government agencies, offers low-cost employment, payrolling, and benefits provisioning for clients' contingent work force. CR's MyBizOffice(TM), the first service to perform administrative and business management duties exclusively for independents, provides the financial infrastructure that helps professionals build careers as professional consultants. Contractors Resources is part of The Netplex Group, Inc. (Nasdaq: NTPL)

Netplex, the Netplex logo, and MyBizOffice are trademarks of The Netplex Group, Inc.

Except for historical information, all of the statements, expectations and assumptions contained in the foregoing are "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995) that involve a number of risks and uncertainties. It is possible that the assumptions made by management--including, but not limited to, those relating to service offerings, market opportunities, results, performance or expectations--may not materialize. Actual results may differ materially from those projected or implied in any forward-looking statements. In addition to the above factors, other important factors include the risks associated with unforeseen technical difficulties, changes in technology and standards, dependencies on key employees, completion of acquisitions, successful integration of acquisitions, availability of technical talent, dependencies on certain technologies, delays, market acceptance and competition, as well as other risks described from time to time in the Company's filings with the Securities and Exchange Commission, press releases, and other communications.

                              #        #        #

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

                    THE NETPLEX GROUP, INC. AND SUBSIDIARIES

                                                           Consolidated Balance Sheets
                                                                  (in thousands)
                                                                    December 31,
                                                                -----------------------
                Assets                                            2000           1999
                                                                ---------    ---------
Current assets:
  Cash and cash equivalents                                  $      3,817    $    4,351
  Accounts receivable, net of allowance for doubtful
    accounts of $397 and $342, respectively                         3,067         2,898
  Prepaid expenses and other current assets                           881           826
                                                                ---------     ---------
    Total current assets                                            7,765         8,075
  Property and equipment, net                                       1,952         1,590
  Other assets                                                        661           420
  Goodwill and other intangible assets, net                         3,249         4,221
  Net assets of discontinued operations                             4,063         8,356
                                                               -----------    ---------
    Total assets                                               $    17,690    $  22,662
                                                               ===========    =========
                Liabilities and Stockholders' Equity
Current liabilities:
  Line of credit                                               $     2,003    $   5,126
  Accounts payable                                                   3,226        3,295
  Accrued expenses and other current liabilities                     6,719        4,128
  Capital lease obligation, current portion                             77          108
  Deferred revenues                                                    335           33
                                                               -----------    ---------
    Total current liabilities                                       12,360       12,690
Capital lease obligations long-term, net of current
     portion                                                            92          168
  Net liabilities of discontinued operations                         1,059        2,460
                                                               -----------    ---------
    Total liabilities                                               13,511       15,318
                                                               -----------    ---------
Commitments and contingencies
Minority interest in subsidiary                                         --          482
                                                               -----------    ---------
Stockholders' equity
Preferred Stock:
  Class A Cumulative, $.01 par value, liquidation
    preference of $4.00 per share for 2000 and 1999;
    2,000,000 shares authorized, 80,597 and 109,961 shares
    issued and outstanding at December 31, 2000 and 1999,
    respectively                                                         1            1

  Class C Cumulative, $.01 par value; liquidation
    preference of $3.99 per share; 2,500,000 shares
    authorized; 1,500,000 share issued and outstanding at
    December 31, 2000 and 1999, respectively                            15           15

  Class D Cumulative, $.01 par value; liquidation
    preference of $5,000 per share; 10,000 shares
    authorized; 2,145 shares and no shares issued and
    outstanding at December 31, 2000 and 1999, respectively              1           --

  Class E Cumulative, $.01 par value; liquidation
    preference of $1,000 per share; 3,000 shares authorized;
    3,000 shares and no shares issued and outstanding at
    December 31, 2000 and 1999, respectively                             1            --

  Common Stock: $.001 par value, 100,000,000 shares
    authorized, 20,820,448 and 16,137,250 shares issued and
    outstanding at December 31, 2000 and 1999, respectively             21            16

Additional paid in capital                                          34,333        21,762
Accumulated deficit                                                (30,193)      (14,932)
                                                               -----------    ----------
    Total stockholders' equity                                       4,179         6,862
                                                               -----------    ----------
    Total liabilities and stockholders' equity                 $    17,690    $   22,662
                                                               ===========    ==========

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

                     THE NETPLEX GROUP, INC. AND SUBSIDIARIES
                      Consolidated Statements of Operations
                      (in thousands, except per share data)

                                                                          Three Months Ended
                                                                              December  31                Year December 31
                                                                        -----------------------------    ---------------------
                                                                            2000             1999          2000        1999
                                                                        -------------    ------------    ---------    --------
Revenues/2/:
Services                                                                $       3,383    $      3,519    $  14,113    $ 13,769
Product                                                                           576             590        2,667       2,132
                                                                        -------------    ------------    ---------    --------
                                                                                3,959           4,109       16,780      15,901
                                                                        -------------    ------------    ---------    --------
Cost of revenues:
Services                                                                        1,825           1,798        7,454       6,812
Product                                                                           391             429        1,950       1,529
                                                                        -------------    ------------    ---------    --------
                                                                                2,216           2,227        9,404       8,341
                                                                        -------------    ------------    ---------    --------

Gross profit                                                                    1,743           1,882        7,376       7,560
Operating expenses:
Selling, general and administrative expenses                                    4,576           5,892       21,228      13,531
Restructure charges                                                                --              --        1,512          --

Operating loss                                                                 (2,833)         (4,010)     (15,364)     (5,971)
Interest expense, net                                                             (63)            (12)         (41)       (384)
                                                                        -------------    ------------    ---------    --------
Net loss before income taxes                                                   (2,896)         (4,022)     (15,405)     (6,355)
Provision for income taxes                                                         --              --           --          --
                                                                        -------------    ------------    ---------    --------
Loss from continuing operations before minority interest                       (2,896)         (4,022)     (15,405)     (6,355)
Minority interest                                                                  60              83          482          83
                                                                        -------------    ------------    ---------    --------
Loss from continuing operations                                                (2,836)         (3,939)     (14,923)     (6,272)
Income (loss) from discontinued operations
 (net of income taxes)                                                            101          (2,269)        (850)     (1,152)
Gain on sale of discontinued operations
 (net of income taxes)                                                             --              --          513          --
                                                                        -------------    ------------    ---------    --------
Loss from discontinued operations                                                 101          (2,269)        (337)     (1,152)
                                                                        -------------    ------------    ---------    --------
Net Loss                                                                       (2,735)         (6,208)     (15,260)     (7,424)
Preferred Stock dividend                                                         (272)           (144)      (1,076)       (500)
                                                                        -------------    ------------    ---------    --------
Loss applicable to common shareholders                                  $      (3,007)   $     (6,352)   $ (16,336)   $ (7,924)
                                                                        =============    ============    =========    ========

Basic and diluted loss per common share:
 Continuing operations                                                  $       (0.16)   $      (0.29)   $   (0.87)   $  (0.54)
 Discontinued operations                                                         0.01           (0.16)       (0.02)      (0.09)
                                                                        -------------    ------------    ---------    --------
 Total                                                                  $       (0.15)   $      (0.45)   $   (0.89)   $  (0.63)
                                                                        =============    ============    =========    ========
Weighted average common shares outstanding basic and diluted                   19,906          14,096       18,356      12,516
                                                                        =============    ============    =========    ========

---------
/1/ As originally reported in the Company's third quarter 2000 results announcement, dated November 13, 2000, the Company's results reflect a change in the manner in which Netplex reports revenue from its Contractors Resources (CR) subsidiary. Revenue from that subsidiary will reflect only the fee income charged by CR, whereas in prior periods it included the gross billings provided by its members to clients. This change is consistent with industry practice and recent pronouncements from the accounting profession. As a result, Netplex has recast prior periods for comparability. In addition, the Company reports revenue and operating results from its Systems Integration business separately in its financial statements.

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